Filed by Banco Bilbao Vizcaya Argentaria, S.A.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:
Compass Bancshares, Inc.
(Commission File No. 1-31272)

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.  Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), Compass Bancshares, Inc. (“Compass”) and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in BBVA’s and Compass’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Compass stockholders to approve the transaction, failure of BBVA stockholders to approve the related capital increase, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors.  Readers are referred to BBVA’s and Compass’s most recent reports filed with the SEC.  BBVA and Compass are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This filing may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass.  In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on Form F-4 (File no. 333-141813) (the “Registration Statement”) to register the BBVA ordinary shares to be issued in the proposed transaction and that includes a definitive proxy statement of Compass dated June 29, 2007 that also constitutes a prospectus of BBVA. BBVA and Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related proxy statement/prospectus contains and will contain important information about BBVA, Compass, the proposed transaction and related matters. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at www.sec.gov, from BBVA’s Investor Relations department or from Compass’s Investor Relations department.  BBVA has also filed certain documents with the Spanish Comisión Nacional del Mercado de Valores in connection with its June 21, 2007 shareholders’ meeting held in connection with the proposed transaction, which are available on the CNMV’s website at www.cnmv.es.

Participants in the Transaction

BBVA, Compass and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.  Information regarding BBVA’s directors and executive officers is available in BBVA’s annual report on Form 20-F/A, which was filed with the SEC on June 28, 2007, and information regarding Compass’s directors and executive officers is available in Compass’s proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 17, 2006.  Additional information regarding the interests of such potential participants is also included in the Registration Statement and in the definitive proxy statement/prospectus for the proposed transaction and the other relevant documents filed with the SEC.

*           *           *

Contacts:
BBVA	Compass
Ricardo Marine, Investor Relations New York Office (212) 728-1660 E-mail: ricardo.marine@bbvany.com	Ed Bilek, Investor Relations (205) 297-3331 E-mail: ed.bilek@compassbank.com Website: www.compassbank.com

Banco Bilbao Vizcaya Argentaria, S.A. and Compass Bancshares, Inc. Announce Preliminary Results of Elections for Transaction Consideration

Madrid, Spain and Birmingham, Alabama – August 31, 2007 - Banco Bilbao Vizcaya Argentaria, S.A. (NYSE: BBV) (MAD: BBVA) (“BBVA”) and Compass Bancshares, Inc. (NASDAQ: CBSS) (“Compass”) today announced that based on the preliminary results of elections received prior to yesterday’s deadline for making a cash or stock election under the transaction agreement between Compass and BBVA, pursuant to which Compass will become a wholly-owned subsidiary of BBVA, the cash consideration is oversubscribed.  Stockholders who elected stock and stockholders who failed to make a valid election will receive stock consideration. Stockholders who elect cash will receive a mix of cash consideration and stock consideration as a result of proration. The amount of the cash oversubscription and the exact allocation of the cash transaction consideration will not, however, be known until final results of the election process are determined, at the end of the guaranteed delivery period described below.

Certain shareholders making elections are delivering their shares pursuant to the notice of guaranteed delivery procedure, which requires the delivery of shares of Compass common stock to the Exchange Agent for the transaction by 5:00 p.m. Eastern Time on September 5, 2007. If the Exchange Agent does not receive the required stock certificates or book-entry transfer of shares by this guaranteed delivery deadline, the shares of Compass common stock subject to such election will be treated as shares that did not make a valid election.

After the final results of the election process are determined, the actual transaction consideration, and the allocation thereof, will be computed using the proration formula in the transaction agreement and will be based on, among other things, the actual number of shares of Compass common stock outstanding immediately prior to the closing time and the final results of the election process. A press release announcing the final transaction consideration will be issued after the final transaction consideration is determined.

A more complete description of the transaction consideration and the proration procedures applicable to elections is contained in the proxy statement/prospectus dated June 29, 2007 and first mailed to Compass stockholders on or about July 3, 2007.  Compass stockholders are urged to read the proxy statement/prospectus carefully and in its entirety.  Copies of the proxy statement/prospectus may be obtained for free at the Securities and
Exchange Commission's website at www.sec.gov.

BBVA and Compass expect to complete the transaction on September 7, 2007. The proposed transaction remains subject to the satisfaction of customary conditions to closing contained in the transaction agreement.

About BBVA
Banco Bilbao Vizcaya Argentaria, S.A. is a financial group with more than $620 billion in total assets, 42 million clients, 7,500 branches and approximately 101,000 employees in more than 30 countries. The BBVA Group maintains a leadership position in Spain, Mexico, Latin America and has started a growth and diversification strategy in the U.S. and Asia.

About Compass
Compass Bancshares, Inc. is a $34.9 billion in assets southwestern financial holding company, which operates 415 full-service banking offices including 164 in Texas, 89 in Alabama, 75 in Arizona, 44 in Florida, 33 in Colorado and 10 in New Mexico. Compass is among the top 30 U.S. bank holding companies by asset size and ranks among the top earners of its size based on return on equity. Shares of Compass’ common stock are traded through the NASDAQ Global Select MarketSM exchange under the symbol CBSS. Additional information about Compass, a member of the S&P 500 Index and Dow Jones Select Dividend Index, can be found at www.compassbank.com.

Cautionary Statement Regarding Forward-Looking Information

Information set forth in this release contains forward-looking statements, which involve a number of risks and uncertainties. Compass cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Compass and BBVA, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in Compass' and BBVA's filings with the SEC, which are available at the SEC's web site http://www.sec.gov. Compass disclaims any obligation to update and revise statements contained in these materials based on new information or otherwise.